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January 12, 2018

Via EDGAR Submission

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	MEDNAX, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 10, 2017

Response Dated October 20, 2017

File No. 001-12111

Dear Mr. Pacho:

This letter is in response to the Staff’s comment, set forth in your letter dated November 9, 2017 (the “Comment Letter”), addressed to Vivian Lopez-Blanco as Chief Financial Officer of MEDNAX, Inc. (the “Company”), as well as comments raised by the Staff via telephone on December 21, 2017, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

In accordance with Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please promptly inform the Company of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Dominic J. Andreano, General Counsel of the Company, at MEDNAX, Inc., 1301 Concord Terrace, Sunrise, Florida 33323 or at (954) 384-0175.

Pursuant to Rule 83, a copy of the redacted response letter is also being delivered to the Freedom of Information Act Officer of the Securities and Exchange Commission.

The Staff’s comments are set forth below for ease of reference. In the responses below, references to “we”, “our” and “us” refer to the Company.

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Segment Reporting, page 73

1. We note, in your response to our comment 1, you indicate that your board of directors is provided a “summary of net revenue and gross profit by service line for the most recently completed fiscal quarter as compared to the prior year period with explanations for relevant variances.” We further note that the margins of your major service lines (radiology, anesthesia, and neonatology) were discussed in your recent earnings call, which may indicate that financial information at the service line level is used in managing your business. Please address the following:

•	Describe for us the key operating performance metrics provided to the CODM, including those related to the MNMG service lines if separately provided, and indicate whether they are also provided to the board.

The CODM receives financial information for the consolidated company for quarterly and year-to-date periods compared to budget and the respective prior year period. This consolidated financial information includes revenue, gross profit, operating income, EBITDA, and earnings per share. The CODM also receives financial information for each of the three operating segments (MNMG, radiology and management services). The segment financial information includes revenue, gross profit, and operating income. The CODM also receives supplemental information for service lines within MNMG. That information is limited to revenue, payor mix, and patient days for NICU.

The only information utilized by the CODM to allocate resources and assess performance that is provided to the Board of Directors is the financial information for the consolidated company for the most recently completed quarterly and year-to-date periods as compared to the respective prior year periods.

•	Tell us why your CODM doesn’t use the “Supplementary information presented to him that includes a summary of same-unit revenue by service line as well as a summary of payor mix for the consolidated Company along with key operating performance metrics” to allocate resources and assess performance.

The supplementary information that the CODM receives pertains to net revenue only and does not present a complete picture of a service line’s financial performance that would be needed if the CODM were to use service line information as a basis to allocate resources and assess performance. The information presented on a consolidated basis and for each of the three operating segments, in contrast, provides a complete picture of the financial performance of the Company and its operating segments, which is the basis for the CODM to assess performance [ASC 280-10-05-3, -4; ASC 280-10-50-28].

The supplementary service line revenue information is used as a starting point for identifying the source of changes in revenue from the prior period noted in the consolidated or operating segment information. If a material variance in revenue is noted using the consolidated or operating segment information, the supplementary information is used to determine whether the variance relates to a geographic area (or areas), a service line (or lines) or to changes in payor mix. From that information, additional analysis may be necessary to identify individual physician practices that are performing below expectations. In certain cases where an individual physician practice is underperforming, this may result in the development of practice improvement initiatives. It should be noted that the CODM does not review individual physician practice information as that is not practical because the Company has over 350 individual physician practices, so analysis of the operating results of an individual physician practice is only performed on an ad-hoc basis.

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•	Explain why the board receives financial information by service line (including explanation for variances), at a level below your identified operating segments under ASC 280. In this regard, it appears that the level at which financial information is provided to the board may be indicative of how management views and manages the business and may constitute the operating segments.

The service line information provided to the Board of Directors is a remnant of how the Company was structured prior to the realignment in 2015 that resulted in its current segments. The Company did not delete that information from the Board package when it realigned into its current segment structure. Prior to 2007, the Company provided services in neonatology, maternal-fetal medicine and other pediatric subspecialties. Since the Company had a single operating segment, it provided information on revenue and gross profit for each service line to the Board of Directors to supplement the information in the consolidated Company’s financial results. With the entry into anesthesia in 2007, management services in 2014 and radiology in 2015, similar information for these service lines was added to the information provided to the Board of Directors. Even though the Company’s management structure evolved and its operating segments changed commensurate with the way the Company manages and views the business, we continued to provide this supplemental information to the Board of Directors. Discussions about financial performance at board meetings focus on the consolidated results, with supplemental analysis of the reasons for rate and volume changes in our net revenue, similar to the information we provide on analyst calls and in Management’s Discussion & Analysis in our periodic filings.

The level at which financial information is provided to the board has not been indicative of how management views and manages the business since our realignment in 2015.

Tell us how Mr. Clark’s target cash bonus and long-term incentive awards are calculated --- whether they are based on the operating performance of MNMG as a whole or on some basis which factors separate performance levels for the Neonatology, Anesthesiology and other service lines (apart from the Company’s consolidated operating performance as applicable).

Mr. Clark’s target cash bonus has been based on a combination of the operating performance of the consolidated Company and of MNMG. None of Mr. Clark’s target cash bonus is based on separate performance levels of any of MNMG’s service lines.

Mr. Clark’s long-term incentive awards have been based on the performance of the consolidated Company.

2. In your response, you indicate that your segment managers are accountable to the CODM for certain key performance indicators including revenue, operating income and EBITDA. Your CODM receives a statement of income for each operating segment on a quarterly and year-to-date basis with comparisons against budget and prior year along with “key operating performance metrics” on a supplemental basis. You also indicate that your Board of Directors (which includes your CEO) receives a summary of net revenue and gross profit by service line on a quarterly basis with comparisons to the prior year and explanations for

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relevant variances. Finally, in your November 1, 2017 third quarter earnings call, your CEO discusses growth initiatives for radiology and in response to analyst questions, your CFO and CEO address EBITDA margins for various service lines including radiology. Considering these factors, please tell us how you determined that aggregation of your physician services, radiology services and management services operating segments is consistent with the objectives and principles of segment reporting as outlined in ASC 280-10-10-1. In particular, please address how the aggregation of your operating segments helps financial statement users make more informed judgements about the company as a whole, better understand your different types of business activities, the different economic environments in which you operate, your historical performance and prospects for future net cash flows.

As discussed in our response dated August 11, 2017, the Company analyzed the aggregation criteria in ASC 280-10-50-11 for MNMG and radiology services and believes it is properly aggregating these two operating segments (as noted in our prior response, we present our management services operating segment information within this single reportable segment as we believe this does not materially affect the total mix of information provided to investors). The accounting guidance in ASC 280 does not provide any “bright lines” to use when assessing whether two or more operating segments may be aggregated. The Company’s management has used its judgment to analyze the aggregation criterion, and a summary of management’s assessment was provided in the Company’s response dated August 11, 2017.

Having met the criteria for aggregation set forth in ASC 280, the Company believes that its aggregation of operating segments is consistent with the objectives and principles of segment reporting in ASC 280-10-10-1. As stated in paragraph 73 of the Basis for Conclusions to FAS 131, “The [Financial Accounting Standards] Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure. For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others.” Because the Company expects its operating segments to have “essentially the same future prospects”, providing information about those individual segments would not add significantly to an investor’s understanding of our business.

On the December 21, 2017 call with the Company, the Staff inquired why analysts ask questions about the Company’s service lines. The Company can only speculate that analysts ask for this information when the Company enters into a new service line in order to understand what the impact of that service line may be to the consolidated Company results and likely to be able to assess how the new service line will affect the models used by analysts. When the Company was historically organized and managed under a single operating and reportable segment (pediatrics), the Company provided information about the operating margin (ultimately

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evolving to EBITDA margin) to analysts. The Company’s entry into anesthesia resulted in the addition of a second operating segment for which the analysts were provided an expected operating margin (ultimately evolving to EBITDA margin). So, in the Company’s view, because the analysts have an awareness of the Company’s EBITDA margins for its historical service lines, they inquired about the EBITDA margin for radiology, the newest service line and, currently, an operating segment, to understand the potential impact on the consolidated Company results and their models. The Company reviewed reports prepared by analysts that follow the Company for 2016 and 2017. The analyst reports focus on the consolidated financial measures that the Company provides (revenue, EBITDA, earnings per share). The analyst reports also explain fluctuations in revenue consistent with the Company’s presentation of the reason for those fluctuations in both earnings calls and Management’s Discussion & Analysis in its periodic reports.

3. Please show us how you performed an analysis of the three quantitative thresholds in ASC 280-10-50-12 and determined that none of your operating segments should be separately disclosed for the years ended December 31, 2016, December 30, 2015 or for the nine months ended September 30, 2017.

Please find below the summary of the quantitative thresholds and their application to the Company’s three operating segments for the years ended December 31, 2016 and 2015, respectively, and for the nine months ended September 30, 2017. The Company performs the tests for revenue and profit and loss (using EBITDA which is the measure used by the CODM) in accordance with the guidance in ASC 280. The Company does not perform the asset test as the CODM does not receive asset information by operating segment.

Year Ended December 31, 2016

Dollars in thousands	Net Revenue	EBITDA
MNMG	$2,843,807	[***]
% of combined operating segments	89.3%	[***]

Radiology services	$181,491	[***]
% of combined operating segments	5.7%	[***]

Management services	$159,973	[***]
% of combined operating segments	5.0%	[***]

Year Ended December 31, 2015

Dollars in thousands	Net Revenue	EBITDA
MNMG	$2,604,795	[***]
% of combined operating segments	93.3%	[***]

Radiology services	$117,387	[***]
% of combined operating segments	4.2%	[***]

Management services	$68,563	[***]
% of combined operating segments	2.5%	[***]

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Nine Months Ended September 30, 2017

Dollars in thousands	Net Revenue	EBITDA
MNMG	[***]	[***]
% of combined operating segments	[***]	[***]

Radiology services	[***]	[***]
% of combined operating segments	[***]	[***]

Management services	[***]	[***]
% of combined operating segments	[***]	[***]

The MNMG operating segment met the quantitative thresholds in ASC 280-10-50-12 in all periods presented; however, the operating segment qualifies for aggregation with the Company’s radiology services operating segment in accordance with the aggregation criteria set forth in ASC 280-10-50-11 as discussed above. As discussed in our response dated August 11, 2017, the Company analyzed the aggregation criteria in ASC 280-10-50-11 for MNMG and radiology services and believes it is properly aggregating these two operating segments (as noted in our prior response, we present management services with the aggregated single reportable segment as we believe this does not materially affect the total mix of information provided to investors).

The following responses to the Staff’s questions on the Company’s phone call with the Staff on December 21, 2017 are supplemental to the responses to the Comment Letter:

4. Does the Company prepare budgets on a service line basis?

The Company does not prepare operating budgets on a service line basis, other than for radiology and management services, which represent operating segments. For the MNMG operating segment, individual physician practice budgets are developed by the Company’s Financial Planning and Analysis team in collaboration with the individuals responsible for the relevant physician practice’s operations. The individual physician practice budgets are then accumulated at a regional level and ultimately at a consolidated MNMG operating segment level. The MNMG budget ultimately rolls up as part of the consolidated Company budget. Please refer to the Company’s response dated October 20, 2017 for additional details related to the Company’s operating budget process.

The Company does not prepare capital budgets on a service line basis. Historically, over 95% of the Company’s capital expenditures have been for acquisitions of physician practices. The Company has a robust Business Development department that identifies acquisition targets (primarily physician practices) and sets internal goals for annual acquisition spend. These acquisition spend targets are not specific to any service line and are not allocated by service line; however, it is important to note that the growth opportunity may be greater in one service line versus another due to the size of the addressable market. For example, there are approximately 5,000 board certified neonatologists in the United States, of which it is estimated that 1,000 are in an academic setting and not part of the addressable market from an acquisition perspective. The Company currently employs or is affiliated with approximately 1,125 of the remaining 4,000 neonatologists, or more than 28% of the addressable market. In contrast, there are currently estimated to be 27,000 board certified radiologists in the United States, of which the Company employs or is affiliated with only 725, or less than 3% of the addressable market. Given the concentration the Company already has in neonatology, the potential acquisition targets are not as plentiful as in radiology, which explains why the Company’s recent acquisitions have primarily focused on radiology practices.

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The Company decides to acquire a physician practice, regardless of service line, based on whether it believes it can improve the financial performance of a target physician practice and generate a return on its investment in the physician practice. The Company considers both the performance of the target practice as well as any market trends that may adversely impact the performance of that individual target practice. As discussed on our recent earnings calls, the Company has acquired practices in service lines where there have been financial and operational challenges. Those capital allocation decisions are based on the economics of the target practice and are made without regard to the performance of a service line.

The remainder of the capital budget (approximately 5%) is for PP&E and is principally comprised of amounts spent on the Company’s infrastructure. Only a small portion of the Company’s capital spend is physician practice related and of that amount, the Company estimates about half represents maintenance expenditures and about half represents growth expenditures. Decisions related to specific capital expenditure requests are made on an individual physician practice basis, not by service line. If a physician practice requests the purchase of medical equipment and there is a medical need for the equipment, the Company will purchase the equipment. If a physician practice requests the purchase of non-medical equipment, the Company will assess whether the financial performance of that physician practice supports an allocation of capital.

5. Why do the individual service lines within MNMG not warrant being identified as separate operating segments?

As noted previously, operating results by service line are not reviewed by the CODM to assess performance and allocate resources. Further, the Company considered the factors outlined in a speech given by former Deputy Chief Accountant Dan Murdock in December 2014 when identifying our operating segments. The Company’s assessment of such factors follows:

•	The Company’s overall management structure:

•	The Company’s management structure is organized at the MNMG, radiology and management services level, not along service lines; there are no managers for individual service lines within MNMG.

•	The roles and responsibilities of the individuals that report to the CODM:

•	The segment managers for MNMG, radiology and management services report directly to the CODM; there are no segment managers or other managers for individual service lines within MNMG.

•	The overall changes in the organizational structure to align the Company’s service lines into a single operating segment:

•	All sales and marketing personnel are focused on marketing all services within the MNMG operating segment to hospitals and other healthcare providers within their geographic territories; there are no sales efforts made for individual service lines within MNMG.

•	The basis for how executive compensation is determined:

•	None of the Company’s executives are compensated based on the performance of an individual service line within MNMG.

•	The basis on which budgets are prepared and ultimately reviewed by the CODM:

•	The Company does not prepare operational budgets for service lines within MNMG.

•	The basis for capital deployment decisions:

•	Capital deployment decisions (primarily physician practice acquisitions) are based on factors relating specifically to the physician practice to be acquired, not to any service line, and the capital budget does not define spending targets by service line.

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Each of the factors highlighted in Mr. Murdock’s speech support the Company’s conclusion that the individual service lines within MNMG are not operating segments.

In addition, all of the Company’s services relate to the provision of medical services to patients delivered in similar settings. A patient of one service line could be a patient of another service line, especially along the services provided in the pediatrics continuum of care. All of the Company’s medical services are provided to patients with private and government-sponsored or funded insurance, as well as to self-pay patients. The staffing models are similar across all of the Company’s service lines, and the investments in equipment are generally not significant as the majority of our services are hospital-based, which minimizes the investment in equipment. The regulatory environment affecting all of the Company’s physician services is the same. The Company is required to comply with federal and state laws that apply equally to all of the Company’s physician services. Because of the similarity of the customers, how the services are provided and how the services are delivered, in addition to how the operating performance of MNMG is assessed, the Company concludes that its service lines are not separate operating segments.

The FASB addressed whether a company that provided services through different service lines should provide information for each of the different service lines. Paragraph 68 of the Basis for Conclusions to FAS 131 states, “One reason for not prescribing segmentation along bases of only related products and services or geography is that it is difficult to define clearly the circumstances in which an alternative method that differs from the management approach would be applied consistently. An enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. For example, a highly diversified enterprise may consider all consumer products to be similar if it has other businesses such as financial services and road construction. However, an enterprise that sells only consumer products might consider razor blades to be different from toasters.”

6. What are the responsibilities and key decisions made by the Chief Executive Officer (“CEO”) and President and Chief Operating Officer (“COO”), respectively? Does the CODM approve practice bonuses for each individual physician practice?

The Company’s CEO is responsible for leading the development of the Company’s long-term strategy, including its acquisition growth strategy, and is a member of the Board of Directors. The CEO interacts with analysts and investors to describe the Company’s strategic vision in a clear and engaging manner for all stakeholders. As a physician centric organization, the CEO, who is also a physician by trade, also drives various clinical initiatives, including clinical research, education and quality efforts that allow the Company to benchmark clinical outcomes, enhance clinical decision-making and advance best practices.

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The Company’s COO, who is also the CODM, focuses on the day-to-day operations of the business and is responsible for executing the Company’s business strategy. The COO has the overall responsibility for the Company’s operating results, including the approval of the financial targets in the annual budgeting process prior to the presentation of the budget to the Company’s Board of Directors for approval. With respect to the allocation of capital, which as discussed is predominantly related to physician practice acquisitions, the COO is responsible for assessing individual physician practice targets’ impacts on the Company, both financially and operationally, prior to consummation of such transactions. The COO is accountable for key operating decisions made at the operating segment level. The COO may make a key decision at an individual physician practice level if involvement of the COO is warranted. An example of this is the practice performance initiative that the Company discussed on its most recent earnings conference call for the third quarter of 2017. Using the results of an analysis of underperforming physician practices, the COO assigned an individual to spearhead an initiative to identify opportunities to improve the operating results of certain physician practices. This initiative will result in certain decisions being made by the individual that is spearheading the initiative while other decisions may require the COO’s input and/or approval. Again, it should be noted that the CODM only reviews individual physician practice information on an ad-hoc basis because the Company has over 350 individual physician practices. The COO also has ultimate approval authority for new hires and promotions for corporate positions. The COO also reviews and approves cash bonus amounts for all bonus-eligible employees other than physicians, who are part of practice bonus plans. The COO also reviews and approves long-term equity incentive award recommendations prior to those recommendations being submitted to the Company’s Compensation Committee for approval. It should be noted that for key decisions ultimately made by the COO, in general there is a level of collaboration with and reliance on information from other members of management across various functional areas as relevant in reaching those decisions. The COO does not approve individual physician practice bonuses. Bonus thresholds for physician practices are generally set at the time of acquisition and the determination of the achievement of such bonuses is a formulaic computation completed by the Accounting team and reviewed by the Regional Operations team.

7. Please provide historical EBITDA margin information for the Company’s operating segments assuming MNMG, radiology and management services are the appropriate operating segments.

Fiscal Year	MNMG	Radiology	Management Services
2016	[***]	[***]	[***]
2015	[***]	[***]	[***]
2014	[***]	[***]	[***]

(a)	The Company entered into the radiology service line in May 2015.
(b)	The Company entered into the management services line in September 2014.

The aggregation criteria within ASC 280 requires operating segments to exhibit similar long-term financial performance. ASC 280-10-50-11 states that “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.”

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While ASC 280 uses gross margin as an example of similar economic characteristics, the Company does not use gross margin to analyze its business and instead uses EBITDA margins as this is the measure the CODM uses to assess performance for the consolidated company and each of its operating segments. With respect to the aggregation of the Company’s MNMG and radiology segments, the Company notes that although the accounting guidance does not define “similar,” the difference between the MNMG and radiology margins for fiscal year 2016 is [***] which the Company believes is similar.

The Company also analyzed the similarity of the operating segments on a long-term basis as required by ASC 280. The Company’s detailed expectation of similar long-term financial performance as of December 31, 2016 was addressed in its response dated August 11, 2017 to the Staff’s Comment 1. Please refer to the section titled “Quantitative Considerations – Expectation of Similar Long-Term Financial Performance.”

As discussed previously, the Company excluded the management services organization from its overall evaluation. After considering the fundamental principle of the accounting guidance that is to ensure investors are not impacted by the aggregation of operating segments, the Company concluded that the inclusion of the operations of its management services operating segment with the Company’s one reportable segment would not impact investors. However, as noted above, the long-term financial performance of the management services organization is considered similar to the two operating segments that were analyzed.

8. Please clarify what operating metrics the segment manager for MNMG (David Clark) receives on a regular basis.

David Clark receives a package similar to the one received by the CODM, which includes the following items:

•	Income statement for the quarter and year-to-date period compared to budget and prior year for MNMG

•	Summary of same-unit revenue by service line and geographic region

•	Summary of payor mix for the consolidated Company as well as for the pediatrics and anesthesia lines of business

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Dominic J. Andreano, the Company’s general counsel, at the same address.

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Very truly yours,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco
Chief Financial Officer

cc:	Kathryn Jacobson (SEC)

Robert S. Littlepage (SEC)

Dominic J. Andreano